UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ROSEHILL RESOURCES INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

777385105
(CUSIP Number)

Geode Capital Management LP
One Post Office Square
20th Floor
Boston, MA 02109
Tel: (800) 777-6757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 777385105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GEODE DIVERSIFIED FUND, A SEGREGATED ACCOUNT OF GEODE CAPITAL MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,112,326
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

2,112,326
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,112,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5
14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No. 777385105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geode Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,112,326
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

2,112,326
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,112,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5
14	TYPE OF REPORTING PERSON (See Instructions)

IA

Item 1.   Security and Issuer

The name of the issuer is Rosehill Resources Inc., a Delaware corporation (the “Issuer”), formerly known as KLR Energy Acquisition Corp. The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084. This Schedule 13D relates to the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), including Common Stock that may be obtained upon the exercise of warrants, each entitling the holder thereof to purchase one share of Common Stock for $11.50 (“Warrants”), and Common Stock that may be obtained upon the conversion of shares of 8.000% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”).

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed jointly by:

i.	Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd.

ii.	Geode Capital Management LP

This Statement relates to Shares, including Shares which may be obtained upon exercise of Warrants and upon conversion of the Series A Preferred Stock, held for the account of Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd., a Bermuda segregated accounts mutual fund company (“Geode Diversified Fund” or the “Fund”). Geode Capital Management LP, a Delaware limited partnership (“GCM LP” or “LP”), is the investment manager to Geode Diversified Fund and, in such capacity, exercises voting and investment power over the shares held for the account of Geode Diversified Fund. Geode Diversified Fund and GCM LP are the “Reporting Persons”, and the names of each of the officers and directors and control persons of GCM LP are set forth in Exhibit B hereto (collectively, the “Control Persons”)

(b)

The address of the principal business and principal business office of each of the Reporting Persons is One Post Office Square, 20th Floor, Boston, MA 02109. The principal business address of the Control Persons are set forth on Exhibit B.

(c)

The principal business of the Fund is to invest in securities. The principal business of the LP is to serve as an investment adviser. The principal occupations of the Control Persons are set forth in Exhibit B.

(d)	None of the Reporting Persons or Control Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or Control Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) and Exhibit B for citizenship.

Item 3.   Source and Amount of Funds or Other Considerations

The funds used for the purchase of the Warrants, and Series A Preferred Stock reported herein came from the working capital of Geode Diversified Fund.

Item 4.   Purpose of Transaction

In connection with the Issuer’s Business Combination (as defined in the Issuer’s Form 8-K filed December 20, 2016), the Fund entered into a Subscription Agreement, dated December 19, 2016 (the “GDF Subscription Agreement”), with the Issuer and KLR Energy Sponsor, LLC (“KLR Sponsor”), pursuant to which the Issuer agreed to issue and sell in a private placement an aggregate of 10,000 shares of Series A Preferred Stock and 1,087,656 Warrants to the Fund in exchange for an aggregate purchase price of $10,000,000. The closing of such issuance and sale of Series A Preferred Stock and Warrants occurred on April 27, 2017. The securities covered by this Schedule 13D were acquired in connection with the Issuer’s Business Combination for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. Except as stated herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer

            (a) & (b)

Geode Diversified Fund
Amount beneficially owned:	2,112,326 (1)
Percent of class:	26.5% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,112,326 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,112,326 (1)

Geode Capital Management LP
Amount beneficially owned:	2,112,326 (1)
Percent of class:	26.5% (2)
Number of shares as to which the person has:

Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,112,326
(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition	2,112,326
of:	(1)

(1)	The reported amount includes 1,230,239 shares issuable upon the exercise of Warrants and 882,087 shares issuable upon conversion of shares of Series A Preferred Stock.

(2)

Calculation is based upon 7,968,905 shares of Common Stock outstanding, which is the sum of: (i) 5,856,579 shares of Common Stock outstanding as of June 20, 2017, as reported by the Issuer in a Prospectus (filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended) filed on June 20, 2017, (ii) 1,230,239 shares of Common Stock that the Reporting Persons can acquire upon exercise of Warrants, and (iii) 882,087 shares of Common Stock that the Reporting Persons can acquire upon conversion of shares of Series A Preferred Stock.

The Fund is the record holder (and may be deemed to be the beneficial owner) of 1,230,239 Warrants, which are exercisable for 1,230,239 shares of Common Stock, and 10,144 shares of Series A Preferred Stock, which are convertible into 882,087 shares of Common Stock. Each of the Reporting Persons may be deemed to be beneficial owners of the above-referenced 2,112,326 shares of Common Stock, and exercises ultimate voting and investment powers over these securities.

(c)

Exhibit C hereof sets forth the transactions by the Reporting Persons in the securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof. Except as otherwise disclosed in Exhibit C, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.

(d)	NA

(e)	NA

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

In connection with its entry into the Business Combination Agreement (as defined in the Issuer’s Form 8-K filed December 20, 2016), the Issuer entered into a Subscription Agreement, dated as of December 19, 2016, (the “Subscription Agreement”) with KLR Sponsor and Geode Diversified Fund, pursuant to which, among other things, the Issuer agreed to (a) issue and sell in a private placement an aggregate of 10,000 shares of Series A Preferred Stock, which are convertible into shares of Common Stock at a conversion price of $11.50 per share (subject to certain adjustments) and (b) 1,087,656 Warrants for aggregate gross proceeds of $10 million.

Pursuant to the Subscription Agreement, Geode Diversified Fund is entitled to certain registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth therein.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the GDF Subscription Agreement entered into by the purchasers, which was filed as Exhibit 10.4 to the Form 8-K filed by the Issuer on December 20, 2016, and which is incorporated herein by reference.

8.0% Series A Cumulative Perpetual Preferred Stock

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Issuer, cumulative dividends, payable in cash, Series A Preferred Stock, or a combination thereof, in each case, at the sole discretion of the Issuer, at an annual rate of 8% on the $1,000 liquidation preference per share of the Series A Preferred Stock, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2017.

Each share of Series A Preferred Stock has a liquidation preference of $1,000 per share and is convertible, at the holder’s option at any time, initially into 86.9565 shares of Common Stock (which is equivalent to an initial conversion price of approximately $11.50 per Share), subject to specified adjustments and limitations as set forth in the Certificate of Designations of the Series A Preferred Stock (“Certificate of Designations”). Under certain circumstances, the Issuer may increase the conversion rate upon a “fundamental change” as described in the Certificate of Designations.

At any time on or after April 27, 2019, the Issuer may, at its option, give notice of its election to cause all outstanding shares of Series A Preferred Stock to be automatically converted into shares of Common Stock at the conversion rate, if the closing sale price of the Common Stock equals or exceeds 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days, as described in the Certificate of Designations. However, in any 30-day period, the Issuer may not convert a number of shares of Series A Preferred Stock in excess of the number of shares of Series A Preferred Stock which would convert into 15% of the number of shares of Common Stock traded on NASDAQ in the preceding calendar month.

Except as required by law or the Issuer’s charter, which includes the Certificate of Designations, the holders of Series A Preferred Stock have no voting rights (other than with respect to certain matters regarding the Series A Preferred Stock or when dividends payable on the Series A Preferred Stock have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, as provided in the Certificate of Designations).

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Series A Preferred Stock, as set forth in the Certificate of Designations, filed as Exhibit 3.2 to the Form 8-K filed by the Issuer on May 3, 2017.

Warrants

Each Warrant entitles the registered holder to purchase one Share at a price of $11.50 per share, subject to adjustment as discussed in the Warrant Agreement dated March 10, 2016. The Warrants are exercisable at any time commencing 30 days after the completion of the Business Combination, which occurred on April 27, 2017. The Warrants expire five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

No warrant will be exercisable for cash or on a cashless basis. Once the warrants become exercisable, the Company may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and (iv) if, and only if, the reported last sale price of the Class A common stock equals or exceeds $21.00 per Share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Issuer sends the notice of redemption to the Warrant holders; provided there is an effective registration statement with respect to the shares of Common Stock underlying such Warrants and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If the Issuer calls the Warrants for redemption as described above, Issuer management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.”

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Warrants, as set forth in the Warrant Agreement, dated March 10, 2016, and filed as Exhibit 4.1 to the Form 8-K filed by the Issuer on March 16, 2016.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.   Material to Be Filed as Exhibits

Exhibit A:      Joint Filing Agreement

Exhibit B:      Control Persons of the Reporting Person

Exhibit C:      Schedule of Transactions

Exhibit D:      Subscription Agreement, dated as of December 19, 2016, by and between KLR Energy Acquisition Corp., KLR Energy Sponsor, LLC, and The Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on December 20, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2017
Dated

Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its investment manager

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Geode Capital Management LP

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd.

By: Geode Capital Management LP, its investment manager

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Geode Capital Management LP

/s/ Jeffrey S. Miller
Signature

COO
Name/Title

Exhibit B

CONTROL PERSONS

            The name, business address, present principal employment and citizenship of each director, executive officer and control person of the Reporting Person is set forth below.

	Relationship with Geode; Principal	Citizenship/Domicile
Name	Occupation
Vincent C. Gubitosi	President & Chief Investment Officer of Geode	U.S.

Joseph L. Ciardi	Chief Compliance Officer of Geode	U.S.

Sorin C. Codreanu	Chief Financial Officer of Geode	U.S.

Jeffrey S. Miller	Chief Operating Officer of Geode	U.S.

Matthew J. Nevins	Secretary & General Counsel of Geode	U.S.

Philip L. Bullen	Geode Director; Financial Services Director	U.S.

Albert Francke	Geode Director; Attorney	U.S.

John F. Haley	Geode Director; Financial Services Executive	U.S.

Franklin C. Kenly	Geode Director	U.S.

Caleb Loring	Geode Director; Private Trustee	U.S.

Arlene Rockefeller	Geode Director; Advisor	U.S.

Eric D. Roiter	Geode Director; Law Professor	U.S.

Jennifer S. Uhrig	Geode Director; Financial Services Executive	U.S.

Geode Capital Management, LLC	Direct owner and general partner of Geode Capital Management LP	U.S.

Geode Capital Holdings LLC	Indirect majority owner of voting securities	U.S.

Geode Holdings Trust	Indirect majority holder of voting securities	U.S.

Nolly Corley	Trustee of Geode Holdings Trust;	U.S.

Attorney

All addresses, except Geode Holdings Trust and Nolly Corley:
c/o Geode Capital Management LP, One Post Office Square, 20th Floor, Boston, MA 02109

Address for Geode Holdings Trust and Nolly Corley:
c/o Austin & Corley, 80 Washington Street, Building S, Norwell, MA 02061

Exhibit C

Schedule of Transactions

Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd.

Trade Date	Security Name	Amount Bought (Sold)	Avg. Fill
04/28/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(1,323)	1.7000	Open Market
05/01/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(11,900)	1.6151	Open Market
05/04/2017	ROSEHILL RESOURCES INC WRT 11.5 09/16/22	(7,900)	1.4087	Open Market